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September 6, 2016

VIA EDGAR [CORRESPONDENCE FILING]

United States Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-8626

Attn:	Mr. Kenneth Ellington

Re:	Kayne Anderson Energy Development Company (File No. 811-22435)

Kayne Anderson Energy Total Return Fund, Inc. (File No. 811-21750)

Kayne Anderson Midstream/Energy Fund, Inc. (File No. 811-22467)

Ladies and Gentlemen:

On behalf of the above-named registrants (collectively, the “Registrants”), we provide the responses below to the comments given orally by Mr. Kenneth Ellington of the staff of the Securities and Exchange Commission (the “Staff”) on August 8, 2016 with respect to the annual reports filed by each Registrant for the fiscal year ended November 30, 2015.

The Staff’s comments are set forth below in italics for your reference. We have consulted with the Registrants in preparing and submitting this response letter.

1.	In the Schedule of Investments for Kayne Anderson Energy Development Company (“KED”), please disclose the percentage of total assets represented by illiquid investments.

Response: Comment accepted. In response to the Staff’s comment, KED will disclose in the next-filed Schedule of Investments the portion of KED’s total assets that are considered restricted. Although there is no maximum percentage of illiquid investments for a closed-end fund such as KED, or an established definition of what is an illiquid investment, for purposes of addressing the requested disclosure, KED will consider an illiquid security to be one that has a legal or contractual restriction on transfer and, therefore, will instead refer to those securities as “restricted.”

2.	In the Financial Highlights for KED, please move the line providing disclosure of the total expense ratio that excludes the tax expense to a footnote below the table rather than in the table.

Response: Comment accepted. In the next-filed Financial Highlights, that disclosure will be moved to a note below the table.

United States Securities and Exchange Commission

Division of Investment Management

U.S. Securities and Exchange Commission

September 2, 2016

3.	In note 5 for each Registrant with respect to affiliates, please provide the required disclosure under Regulation S-X, Item 12-14 (17 C.F.R. § 210.12-14, “Investments in and advances to affiliates”). Alternatively, a Registrant may instead state that it has no investments in affiliates. Please apply this comment to each Registrant.

Response: Comment accepted. Each Registrant will revise note 5 in its next annual report to include the table specified by that regulation.

4.	In note 6 for KED, please disclose both the amount and expiration of any capital loss carryforwards. If none, please state that there are none. Please apply this comment to each Registrant.

Response: Comment accepted. That note already discloses KED’s net operating loss carryforward. KED did not disclose any net capital loss carryforward because it had none at the end of the reporting period. In the future, a statement will be included that there are none if appropriate.

5.	In the section providing information about directors and corporate officers, please provide an address for each named person as required by Item 18 of Form N-2. Please apply this comment to each Registrant.

Response: Comment accepted. Each Registrant will make a conforming change to its next annual report.

6.	On the website for KYE, please use the term “distribution rate” rather than “yield” given the substantial return of capital percentage for that Registrant. Return of capital is not considered income or yield.

Response: Comment accepted. The website reference has been revised accordingly.

Please direct any further comments or questions regarding this response letter to the undersigned at (415) 856-7007.

Very truly yours,

/s/ DAVID A. HEARTH

David A. Hearth
PAUL HASTINGS LLP

cc:	Terry A. Hart, each Registrant’s principal financial officer